

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2010

Sent via U.S. Mail and facsimile to (601) 445-2488

William M. Salters
Chief Financial Officer
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi 39120

      RE: Britton & Koontz Capital Corporation
              Form 10-Q for the Period Ended September 30, 2009
              File No. 001-33009

Dear Mr. Salters,

      We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

                    Sincerely,

                    Kevin W. Vaughn
                    Accounting Branch Chief